FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated September 22, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom announces change in shareholder voting rights

Budapest — September 22, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that Capital Research and Management Company has notified the company that as a result of its share purchase on September 18, 2009 the number of Magyar Telekom shares owned by Capital Research and Management Company increased to 52,573,879 and thus its voting rights in Magyar Telekom Plc. increased to 5.0492%. Capital Research and Management Company is a U.S.-based investment adviser that manages The American Funds family of mutual funds.

Standard Form for major holding notification
(for Voting rights attached to shares, and for Financial instruments)

1.                                      Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Magyar Telekom Plc.

2.                                   Reason for the notification (please tick the appropriate box or boxes):

☒       an acquisition or disposal of voting rights

☐        an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐        an event changing the breakdown of voting rights

3.             Full name of person(s) subject to the notification obligation: Capital Research and Management Company

4.             Full name of shareholder(s) (if different from 3.):

5.             Date of the transaction and date on which the threshold is crossed or reached: 18 September 2009

6.             Threshold(s) that is/are crossed or reached: increased above

7.             Notified details:

A) Voting rights attached to shares

	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
Class/type of shares (if possible using the	Number of	Number of Voting	Number of shares		Number of voting rights		% of voting rights
ISIN CODE)	Shares	rights	Direct	Indirect	Direct	Indirect	Direct	Indirect
Magyar Telekom ordinary share HU0000073507	46,724,216	46,724,216		52,573,879		52,573,879		5.0492%
SUBTOTAL A (based on aggregate voting rights)	46,724,216	46,724,216		52,573,879		52,573,879		5.0492%

B) Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A
SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
52,573,879	52,573,879	5.0492%

8.             Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: -

9.             In case of proxy voting: -

10.           Additional information: -

As a result of the above mentioned changes Form RS3 of the Budapest Stock Exchange is as follows:

RS3. List and description of shareholders with more than 5%

Name	Depository	Quantity	Interest (%)	Voting right (%)
MagyarCom Holding GmbH	no	617,438,581	59.21	59.30
Capital Research and Management Company	no	52,573,879	5.04	5.05
TOTAL		670,012,460	64.25	64.35

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: September 22, 2009